UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:          1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

Table of Contents

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008	4

Notes to Financial Statements	5-11

Supplemental Schedule *:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	12

*      Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 24, 2010

FOOT LOCKER 401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$91,245,849	$61,722,006
Participant loans	2,964,253	2,555,669
Cash	126,602	-
	94,336,704	64,277,675
Receivables:
Participant contributions	273,419	288,315
Employer contribution	2,410,149	2,288,311
Other	31,594	-
Total assets	97,051,866	66,854,301

Liabilities:
Accrued expenses	-	75,786
Excess contributions payable to participants	62,550	213,149

Net assets available for benefits	$96,989,316	$66,565,366

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) of investments	$19,441,952	$(30,133,281)
Dividends	558,142	406,342
Interest	138,028	162,358
Total investment income (loss)	20,138,122	(29,564,581)

Contributions:
Participant	14,566,713	13,374,814
Employer	2,410,149	2,288,311
Total contributions	16,976,862	15,663,125
Total additions (reductions)	37,114,984	(13,901,456)

Deductions from net assets attributed to:
Benefits paid to participants	6,183,747	8,463,044
Administrative fees	507,287	461,728
Total deductions	6,691,034	8,924,772

Net increase (decrease)	30,423,950	(22,826,228)

Net assets available for benefits:
Beginning of year	66,565,366	89,391,594
End of year	$96,989,316	$66,565,366

See accompanying notes to financial statements.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

(1)	Description of Plan

The following description of the Foot Locker 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Board of Directors of Foot Locker, Inc. (the “Company”) appointed MG Trust Company as the trustee of the Plan. Ascensus, Inc. formally known as BISYS Retirement Services was the record keeper for the Plan and Russell Investment Group (“Russell”) provided investment management services to the Plan for the years ended December 31, 2009 and 2008.

(a)	General

The Plan is a defined contribution plan covering generally all U.S. employees of the Company and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan is $16,500 for 2009 and $15,500 for 2008. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Effective January 1, 2007, participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2009 and 2008 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2009 and 2008. Participants who have attained the age of 50 may make catch-up contributions of up to $5,500 in 2009 and $5,000 in 2008, as defined by the Plan. These contributions are not eligible for matching contributions by the Company. In March 2010 and 2009, the Plan reimbursed $62,550 and $213,149, respectively, to certain participants for excess amounts contributed to the Plan during 2009 and 2008, respectively.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service, as defined in the Plan document.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

(e)         Investment Options

Participants may change their investment options daily.  Participants may elect to allocate up to 25% of their contributions in Foot Locker, Inc. stock.  In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Russell Investment Contract Fund – The fund seeks to diversify across many companies by substantially investing in synthetic investment contracts to help protect the principal and reduce market risk. The synthetic investment contracts held within this fund are issued by major insurance companies and banks. The fund’s rate of return fluctuates with the market condition.

Custom Funds FL Fixed Income I Portfolio – Participant’s assets are invested in a variety of bonds representing a diversity of sectors and maturities. This fund seeks to have less risk and lower returns than stocks but the advisors seek higher returns than a money market fund or a shorter maturity bond fund. The fund maintains an intermediate-term portfolio maturity.

Custom Funds FL Global Balanced Portfolio – Participant’s assets are invested in a pre-mixed portfolio strategically invested in U.S. stocks, non-U.S. stocks, U.S. bonds and real estate. The fund employs a globally moderate balanced strategy by investing in stocks and short and intermediate term bonds. The fund seeks to generate a high rate of return.

Custom Funds FL Large Cap Structured Equity Portfolio – Participant’s assets are invested within a portfolio of large U.S. companies but are diversified strategically with companies that perform differently in various economic situations. The fund seeks to achieve high long term rates of return.

Custom Funds FL Russell 1000 Portfolio – This fund aligns its stock selection with the Russell 1000 Index. The stocks in this index are highly diversified across the full range of industries and sectors of the large cap U.S. stock market. This fund seeks to match the index performance and seeks to provide a highly predictable return.

Russell Equity I Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented, because no single investment style dominates the market place. This fund invests in companies ranked among the largest 1,000 companies in the United States stock market. This fund seeks higher long term rates of return.

Russell Equity II Fund – This fund also utilizes a combination of value, growth, and market oriented investment styles. This fund invests in smaller companies within the United States stock market. This fund seeks higher long term rates of return.

Custom Funds All International Markets Portfolio – This fund invests in companies from around the world excluding the United States. The market cycles of the world do not necessarily mirror the United States and are influenced by different economic factors. This fund is sensitive to possible risks not found in U.S. investments such as foreign currency fluctuations or political unrest. These types of investments can have higher returns over the long term but are also fairly volatile in the short term.

Foot Locker Stock Fund – Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)          Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Participant loans totaling $2,964,253 and $2,555,669 were outstanding at December 31, 2009 and 2008, respectively, bearing interest rates ranging from 3.25% to 8.25% at each year-end.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

(g)	Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures and investment management fees. To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(i)	Forfeitures

Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $255,504 and $22,930 in 2009 and 2008, respectively. At December 31, 2009 and 2008, forfeited non-vested accounts totaled $331,558 and $269,721, respectively.

(2)	Summary of Accounting Principles

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares are valued at the quoted market price. Participant loans are valued at their outstanding cost balances, which approximate fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)         Payment of Benefits

Benefits are recorded when paid.

(e)	Recent Accounting Pronouncements Not Previously Discussed Herein

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance under ASC 105, “Generally Accepted Accounting Principles,” which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162.”  This guidance establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) for nongovernmental entities.  The Codification supersedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards.  Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants.  This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

(e)	(Continued)

In April 2009, the FASB issued guidance under Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” which was formerly referred to as FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”  This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity.  This guidance also requires that a reporting entity define major categories for equity and debt securities as described in ASC 320, “Investments – Debt and Equity Securities.”  This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and the adoption did not have a material effect on the Plan’s financial condition or results of operations.  The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements.”  This guidance requires:  (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.  The adoption of this guidance is not expected to have a material effect on the Plan’s future financial statements.

Other recent accounting pronouncements issued by the FASB and the SEC did not, or are not believed by management to, have a material effect on the Plan’s present or future financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Internal Revenue Service, the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. On January 22, 2009, the Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated January 31, 2007. The Internal Revenue Service is currently in the process of examining the Plan for the years ended December 31, 2005, 2006 and 2007. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. During 2008 and 2009, certain operational errors were identified that either have been corrected or are being researched and will be corrected as necessary. These items, both individually and in the aggregate, are not significant to the Plan’s net assets and financial condition as of and for the years ended December 31, 2009 and 2008.

(5)	Risks and Uncertainties

The Plan offers a number of investment options including the participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub prime mortgage loans.  The value, liquidity and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies of defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

(6)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2009 and 2008:
	2009	2008
Russell Investment Contract Fund – 594,307 units and 525,672 units, respectively	$9,487,517	$8,092,189

Custom Funds FL Global Balanced Portfolio – 3,246,468 units and 2,634,937 units, respectively	$30,955,140	$19,656,631

Custom Funds FL Large Cap Structured Equity Portfolio – 807,872 units and 743,643 units, respectively	$6,220,619	$4,632,896

Custom Funds FL Russell 1000 Portfolio – 1,155,273 units and 1,085,343 units, respectively	$9,484,796	$6,946,191

Russell Equity I Fund – 688,497 units and 642,925 units, respectively	$7,105,290	$5,124,110

Russell Equity II Fund – 321,432 units and 269,919 units, respectively	*	$2,882,732

Custom Funds FL All International Markets Portfolio – 1,045,407 units and 983,328 units, respectively	$8,760,513	$6,017,970

Foot Locker Stock Fund – 978,370 units and 714,356 units, respectively	$11,530,621	$5,626,404

* Does not represent 5% of the Plan’s net assets at December 31, 2009.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $19,441,952 in 2009 and by $(30,133,281) in 2008, as follows:

	2009	2008
Commingled funds	$15,574,293	$(25,748,625)
Common stock	3,867,659	(4,384,656)
	$19,441,952	$(30,133,281)

(7)	Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 – Quoted prices for identical instruments in active markets.
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.
Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at 12/31/09
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Synthetic investment contracts	$-	$9,487,517	$-	$9,487,517
Fixed income funds	-	3,143,445	-	3,143,445
Balanced funds	-	30,955,140	-	30,955,140
U.S equity - large cap structured funds	-	6,220,619	-	6,220,619
Index funds (Russell 1000 stock index)	-	9,484,796	-	9,484,796
U.S. equity - large cap funds	-	7,105,290	-	7,105,290
U.S. equity – small cap funds	-	4,557,908	-	4,557,908
International equity funds	-	8,760,513	-	8,760,513
Foot Locker Shares	11,530,621	-	-	11,530,621
Participant loans	-	-	2,964,253	2,964,253
	$11,530,621	$79,715,228	$2,964,253	$94,210,102

	Fair Value Measurements at 12/31/08
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Synthetic investment contracts	$-	$8,092,189	$-	$8,092,189
Fixed income funds	-	2,635,001	-	2,635,001
Balanced funds	-	19,656,631	-	19,656,631
U.S equity - large cap structured funds	-	4,632,896	-	4,632,896
Index funds (Russell 1000 stock index)	-	6,946,191	-	6,946,191
U.S. equity - large cap funds	-	5,124,110	-	5,124,110
U.S. equity – small cap funds	-	2,882,732	-	2,882,732
International equity funds	-	6,017,970	-	6,017,970
Foot Locker Shares	5,626,404	-	-	5,626,404
Cash management trust fund	-	107,882	-	107,882
Participant loans	-	-	2,555,669	2,555,669
	$5,626,404	$56,095,602	$2,555,669	$64,277,675

The following table is a reconciliation of the Plan’s financial assets measured at fair value on a recurring basis classified as Level 3, for the years ended December 31, 2009 and 2008:

	2009	2008
Balance at January 1	$2,555,669	$2,381,440
Loan issuances, net of repayments	408,584	174,229
Balance at December 31	$2,964,253	$2,555,669

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which were managed by Russell during 2009 and 2008. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. The Cash Management Trust primarily consists of a cash account that is used to facilitate the Trustee in purchasing shares of Foot Locker Shares. These transactions qualify as party-in-interest transactions.

Foot Locker 401(k) Plan

Notes to Financial Statements
December 31, 2009 and 2008

(9)	Subsequent Events

Effective February 1, 2010, Mercer LLC replaced Ascensus Inc. as the record keeper for the Plan. In addition, Russell no longer provides investment management services for the Plan. As a result, all of the assets that were held in the Russell managed portfolios were liquidated and transferred to the following investment options on February 1, 2010:

•	Northern Trust Focus Funds (age-based)
•	Baron Small Cap Growth Fund
•	Mainstay Large Cap Growth Fund
•	Artio International Equity II Fund
•	Northern Trust Collective Daily S&P 500 Equity Index Fund
•	Goldman Sachs Small Cap Value Fund
•	Loomis Sayles Value Fund
•	PIMCO Total Return Fund
•	Wells Fargo (Galliard) Stable Return Fund

Upon transition to Mercer LLC, the Foot Locker Stock Fund is measured using a different valuation method. Previously, this fund was valued in units, as it held cash in addition to shares of Foot Locker common stock. The unit value was calculated nightly based on the value of the stock and cash holdings within the fund. Effective February 1, 2010, investments in the Foot Locker Stock Fund are held only in shares of Foot Locker stock. As such, the value of this fund will be determined by the number of shares held by the fund, multiplied by the closing price of Foot Locker common stock on the measurement date. This change does not impact the overall value of the investment in the Foot Locker Stock Fund.

The Company noted no additional subsequent events requiring disclosure in its evaluation through June 24, 2010 the date on which these Plan financial statements were issued.

FOOT LOCKER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2009

(a)	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
	Lessor, or Similar Party	collateral, par, or maturity value		Cost**	Current value
		Commingled Funds:
*	Russell Investment Group	Russell Investment Contract Fund	594,307 units	—	$9,487,517
*	Russell Investment Group	Custom Funds FL Fixed Income I Portfolio	270,520 units	—	3,143,445
*	Russell Investment Group	Custom Funds FL Global Balanced Portfolio	3,246,468 units	—	30,955,140
*	Russell Investment Group	Custom Funds FL Large Cap Structured Equity Portfolio	807,872 units	—	6,220,619
*	Russell Investment Group	Custom Funds FL Russell 1000 Portfolio	1,155,273 units	—	9,484,796
*	Russell Investment Group	Russell Equity I Fund	688,497 units	—	7,105,290
*	Russell Investment Group	Russell Equity II Fund	321,432 units	—	4,557,908
*	Russell Investment Group	Custom Funds All International Markets Portfolio	1,045,407 units	—	8,760,513
		Stock Fund:
*	Foot Locker, Inc	Foot Locker Stock Fund	978,370 units	—	11,530,621
		Cash:
	—	Cash	—	—	126,602
		Loans:
*	Loans	Participant loans	1,235 loans were
			outstanding at December
			31, 2009, bearing interest
			at rates ranging from
			3.25% - 8.25%, maturing
			through 2024.	—	2,964,253
					$94,336,704

*	Party-in-interest as defined by ERISA
**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Foot Locker 401(k) Plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

FOOT LOCKER 401(k) PLAN

By:	/s/ Robert W. McHugh
Foot Locker, Inc.
Robert W. McHugh
Chief Financial Officer

Date: June 24, 2010

FOOT LOCKER 401(k) PLAN

INDEX OF EXHIBITS
Exhibit No. in Item
601 of Regulation S-K	Description
23	Consent of Independent Registered Public Accounting Firm